Exhibit (a)(3)

EXCERPT FROM TRANSCRIPT FROM
FIRST QUARTER 2012 CONFERENCE CALL
HELD ON JUNE 7, 2012

[SLIDE 9 — SUMMARY OF CMG TENDER OFFER]

MICHAEL O’HANLON:

Lastly, I would like to comment on the recent tender for OP2 shares by CMG Partners and related entities —which I will collectively refer to as “CMG.”  Before I begin, if you are listening to the call but not following along with the web presentation, please make a note to review slides 9 and 10 of our presentation for today’s call, which (as mentioned earlier) was filed with the SEC today as an exhibit to our Form 8-K and can be found at the SEC’s website at sec.gov and our website at behringerharvard.com.

On June 5, 2012, CMG filed a tender offer to purchase up to 1.5 million shares of OP2 common stock at a purchase price of $2.00 per share, constituting approximately 5.7% of the outstanding shares.  We strongly believe that CMG’s tender offer is not in the best interests of shareholders and your board of directors and management unanimously and unequivocally recommend that shareholders reject CMG’s tender offer.

To give you a little background on CMG, the firm has a history of making tender offers for shares of various direct investment real estate programs at prices well-below perceived value.  Historically, the number of shares acquired by CMG through those efforts has been small.

Here are the reasons why we recommend that shareholders reject CMG’s tender offer.  In its tender offer:

•                  CMG states that they are making the offer for [quote] “…investment purposes and with the intention of making a profit from the ownership of the shares” [end quote].  In our view, this demonstrates that they believe the shares are worth more than their $2.00 per share offering price.

•                  In determining their offering price of $2.00 per share, CMG acknowledges that they are [quote] “…motivated to establish the lowest price which might be acceptable to shareholders…” [end quote]. In our view, this demonstrates that CMG does not have shareholders’ best interests in mind and are simply trying to maximize any potential future profit for themselves.

•                  CMG states that they have estimated the shares are worth approximately $3.45 per share, while acknowledging that they [quote] “… have not made an independent appraisal of the shares or the REIT’s properties, and are not qualified to appraise real estate” [end quote].  In the view of your board of directors and management, this illustrates the lack of credibility of CMG’s valuation methods and the INADEQUACY of their offer price to shareholders.

[SLIDE 10 — OP2’s VIEW OF CMG OFFER]

MICHAEL O’HANLON:

In our view, CMG is attempting to take advantage of — or in stronger words, “pick-off” — the REIT’s shareholders by offering to purchase shares at a 42% “liquidity discount” to an estimated per share value that your board of directors views as inadequate.

Let me emphasize — and be perfectly clear — that OP2’s board of directors and management believe that the ultimate value of OP2’s shares is GREATER than either CMG’s $2.00 per share offering price or CMG’s $3.45 per share estimated value.

As of March 31, 2012, OP2 had on its balance sheet total assets of approximately $431 million and total liabilities of approximately $244 million, resulting in total equity of approximately $187 million.

In fact, as of March 31, 2012, OP2’s unencumbered cash and cash equivalents alone are approximately $3.58 per share — well above CMG’s offering price and estimated valuation.

Let me repeat that.  By themselves, OP2’s unencumbered cash and cash equivalents are worth approximately $3.58 per share — well above the $2.00 per share that CMG is offering you to purchase your shares, and above CMG’s $3.45 estimated per share value.

To reiterate, we recommend that shareholders REJECT CMG’s INADEQUATE tender offer.  We believe that CMG’s offer is NOT in the best interests of shareholders.  As demonstrated by the recent 50-cent per share special distribution that OP2 paid to shareholders on May 10th, we are successfully executing our investment strategy and believe we can create greater value for shareholders in the future.

Now, I’ll ask OP2’s general counsel, Terri Reynolds, to provide a general timeline of the events and actions surrounding this tender offer, what investors can expect, and what options investors have regarding the tender offer.

TERRI REYNOLDS:

Thank you, Michael.  As Michael mentioned earlier, CMG filed a tender offer with the SEC this past Tuesday offering to purchase up to 1.5 million shares of our common stock at a purchase price of $2 per share.  Because of certain notice provisions in our Charter, we were notified by CMG in advance that it intended to launch its offer on June 5th.

Our board of directors met on June 4th to consider the tender offer and, after carefully considering the terms of the offer, the board determined that the offer was not in the best interests of our stockholders and unanimously voted to reject the offer and recommend that stockholders not tender their shares.

Yesterday, the Company filed its response to the tender offer with the SEC on what is known as Schedule 14D-9 formally recommending that stockholders NOT tender their shares and listing reasons for this recommendation.

Within the next few days, CMG’s offer to purchase shares will be mailed to stockholders.  The Company’s recommendation to reject the tender offer will also be mailed to you next week in a separate one-page mailing.

We urge you to carefully consider the board of directors and management’s recommendation.  If you do not wish to tender your shares, you don’t need to take any action.  If you have any questions regarding the tender offer or would like a copy of the Company’s Schedule 14D-9, please contact your financial advisor or Behringer Harvard Shareholder Services at 866-655-3650.

MICHAEL O’HANLON:

Thank you, Terri.  Now, I will turn the call over to Chief Financial Officer Andy Bruce for a brief financial review.